GMS Inc.

100 Crescent Centre Parkway, Suite 800

Tucker, Georgia 30084

February 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:                             GMS Inc.

Registration Statement on Form S-1

File No. 333-215890

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GMS Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on February 22, 2017, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Andrew B. Barkan of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the Company, at (212) 859-8468.

Very truly yours,

GMS INC.

By:	/s/ H. Douglas Goforth
	Name:	H. Douglas Goforth
	Title:	Chief Financial Officer